As filed with the U.S. Securities and Exchange Commission on   December 3, 2012
 Registration No.  333- 170306

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM F-6
REGISTRATION STATEMENT
UNDER
 THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

Compañía Cervecerías Unidas S.A.
(Exact name of issuer of deposited securities as specified in its charter)

United Breweries Company, Inc.
(Translation of issuer's name into English)
Republic of Chile
(Jurisdiction of Incorporation or organization of Issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

1 Chase Manhattan Plaza, New York, New York 10005-1401
Tel. No.: (800) 990-1135
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
(302) 738-6680
 (Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP
570 Lexington Avenue, 44th Floor
New York, New York  10022
(212) 319-7600

It is proposed that this filing become effective under Rule 466

☒ immediately upon filing ☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares representing shares of Common Stock of Compañía Cervecerías Unidas S.A.	N/A	N/A	N/A	N/A
(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Amendment No. 1 to Deposit Agreement filed as Exhibit (a)(2) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

	Name of Depositary and address of its principal executive office		Face, introductory paragraph and final sentence on face.

2.	Title of ADR and identity of deposited securities		Face, top center and introductory paragraph

Terms of Deposit

	(i)	The amount of deposited securities represented by one unit of ADRs	Face, upper right corner and introductory paragraph

	(ii)	The procedure for voting, if any, the deposited securities	Reverse, paragraph (14)

	(iii)	The procedure for the collection and distribution of dividends	Face, paragraphs (4), (5), (8) and (9); Reverse, paragraphs (12), (13) and (17)

	(iv)	The procedure for the transmission of notices, reports and proxy soliciting material	Face, paragraphs (9) and (11); Reverse, paragraph (16)

	(v)	The sale or exercise of rights	Face, paragraphs (4) and (8); Reverse, paragraph (12)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face, paragraphs (3) and (8); Reverse, paragraphs (12) and (15)

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse, paragraphs (20) and (21) (no provision for extension)

	(viii)	Rights of holders of ADRs to inspect the books of the Depositary and the lists of holders of ADRs	Reverse, paragraph (16)

	(ix)	Restrictions upon the right to transfer or withdraw the underlying securities	Face, paragraphs (1), (2), (4) and (5)

	(x)	Limitation upon the liability of the Depositary and/or the Company	Reverse, paragraph (18)

3.	Description of all fees and charges which may be imposed directly or indirectly against the holders of ADRs		Face, paragraph (8)

Item 2.  AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)
Statement that Compañía Cervecerías Unidas S.A. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly files reports with the Commission. Such reports are available for inspection and copying through the Commission’s EDGAR system or at public reference facilities maintained by the Commission in Washington, D.C.
Paragraph (11)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)(1)
Form of Deposit Agreement. Deposit Agreement dated as of September 1, 1992 among Compañía Cervecerías Unidas S.A., JPMorgan Chase Bank, N.A. (fka Morgan Guaranty Trust Company of New York), as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement").  Previously filed as Exhibit (a) to Registration Statement on Form F-6 (33-50744) filed with the Securities and Exchange Commission, which is incorporated herein by reference.

(a)(2)	Form of Amendment to Deposit Agreement. Form of Amendment No. 1 to Deposit Agreement including the form of American Depositary Receipt. Filed herewith as Exhibit (a)(2).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)
Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered.  Previously filed as Exhibit (d) to Registration Statement on Form F-6 (333-170306) filed with the Securities and Exchange Commission, which is incorporated herein by reference.

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

Item 4.  UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on December 3, 2012.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Gregory A. Levendis
Name: Gregory A. Levendis Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Compañía Cervecerías Unidas S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, on December 3, 2012.

Compañía Cervecerías Unidas S.A. By: /s/ Patricio Jottar Name: Patricio Jottar Title: Chief Executive Officer

Under the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 has been signed by the following persons on December 3, 2012, in the capacities indicated.

Signature	Title

Chairman of the Board and Director
Guillermo Luksic

*	Vice Chairman of the Board and Director
John Nicolson

*	Chief Executive Officer
Patricio Jottar

/s/ Ricardo Reyes	Chief Financial Officer
Ricardo Reyes

*	General Comptroller
Roelf Duursema

Director
Andrónico Luksic

Director
Jorge Luis Ramos Santos

*	Director
Manuel José Noguera

Director
Carlos Molina Solís

*	Director
Philippe Pasquet

*	Director
Francisco Pérez Mackenna

/s/ Vittorio Corbo Lioi	Director
Vittorio Corbo Lioi

/s/ Donald J. Puglisi	Authorized Representative in the United States
Donald J. Puglisi	Managing Director, Puglisi & Associates

*By: /s/  Patricio Jottar
Name:  Patricio Jottar
Title:    Power of Attorney

INDEX TO EXHIBITS

Exhibit Number
(a)(2)	Form of Amendment to Deposit Agreement

(e)	Rule 466 Certification